Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

ASX Announcement Wednesday, 8 December 2021 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

INVESTOR UPDATE 2021

Woodside CEO Meg O’Neill has unveiled Woodside’s strategy to thrive through the energy transition, including a new target to invest $5 billion in emerging new energy markets by 2030.

“We expect LNG to remain an important part of the energy mix in our region for decades to come, both as a lower-carbon source of fuel for coal-dependent countries and as convenient firming capacity for renewables,” Ms O’Neill said at an investor briefing.

“But our significant investment target in new energy is aimed at positioning Woodside as an early mover in this evolving market and supporting the decarbonisation goals of our customers.

“We have a vision to build a low cost, lower carbon, profitable, resilient and diversified portfolio. Woodside aims to do this by leveraging our world-class Tier 1 portfolio and allocating capital to the right opportunities at the right time.

“Our investment decisions are informed by robust market analysis, so we understand macro trends for our products and a range of outcomes dependent on different climate scenarios. Individual opportunities are assessed through a disciplined capital allocation framework and clear investment criteria, always considering the fit with our emissions reduction targets and shareholder returns.

“Woodside’s success is underpinned by the commitment of our teams and high performing culture, as well as our application of an environmental, social and governance mindset through the organisation.

“In 2021 Woodside delivered on what we set out to do – tackling costs, achieving final investment decisions on the Scarborough and Pluto Train 2 projects, continuing delivery of Sangomar and progressing our new energy opportunities – plus we announced a proposed merger with BHP’s petroleum business.

“The rationale for the merger with BHP’s petroleum business is compelling. After completion, Woodside will have a larger, diversified portfolio of long-life assets and increased cash generation to build resilience and support future investment and shareholder returns.

“The merged portfolio would have an exciting pipeline of near-term developments: Sangomar in Senegal; Mad Dog Phase 2, Shenzi North and other attractive opportunities in the Gulf of Mexico; and Scarborough offshore Western Australia. These, together with other potential oil, gas and new energy developments, will provide an enviable hopper of opportunities competing for capital.

“Scarborough truly is a world-class project and the development of its 11 trillion cubic feet of gas through the expanded Pluto LNG facility is a gamechanger for Woodside. The project has an internal rate of return of more than than 13.5% and a globally competitive cost of supply of LNG delivered to north Asia of $5.8 per MMBtu.

“Recently we welcomed Global Infrastructure Partners into the Pluto Train 2 Joint Venture with their acquisition of a 49% participating interest.

“In recent months we announced progress on four new energy projects: H2Perth and H2TAS in Australia and Heliogen and H2OK in the US. Our projects are designed to be phased, starting small with the potential to build scale. In each case the project location has been chosen for specific reasons, preferably near available renewables or close to market, ensuring they are customer led.

“We expect that in the mid-2020s the transition to new energy will be underway, including the start-up of the first of our own projects,” she said.

Event details

Meg O’Neill will present an update on Woodside’s strategy and value proposition in a virtual event today, commencing at 12:30 AEDT / 09:30 AWST.

The Investor Update 2021 will be followed by a question and answer session, commencing at 13.30 AEDT / 10.30 AWST.

We recommend participants pre-register 5 to 10 minutes prior to the Investor Update 2021 with one of the following links:

•	https://webcast.openbriefing.com/8235/ to view the presentation and listen to a live stream of the question and answer session

•	https://s1.c-conf.com/diamondpass/10018321-37sgc0.html to participate in the question and answer session.

Following pre-registration, participants will receive connection details and a unique access passcode.

The pre-recorded Investor Update 2021 can also be viewed at any time at the following link:

•	https://www.woodside.com.au/media-centre/news-stories/story/2021-investor-update

An investor presentation follows this announcement and is referred to during the Investor Update 2021.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.